Exhibit 99.2

Dear Shareholder,	September 30, 2009
You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the “Company” or “Elron” “) to be held at 10:30 a.m., Israel time, on October 29, 2009, at the Company’s offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel-Aviv, Israel.
At this meeting you will be asked to approve the sale of the Company’s holding in NetVision Ltd. to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd. for an aggregate purchase price of approximately NIS 228.7 million;
For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolution specified on the enclosed form of proxy.
We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.
Thank you for your cooperation.
Very truly yours,

/s/ ARIE MIENTKAVICH ARIE MIENTKAVICH	/s/ ZVI SLOVIN ZVI SLOVIN	/s/ ARI BRONSHTEIN ARI BRONSHTEIN
Chairman of the Board	Co- Chief Executive Officer	Co- Chief Executive Officer

Tel Aviv, Israel
September 30, 2009

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS
Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at 10:30 a.m., Israel time, on October 29, 2009, at the Company’s offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel-Aviv, Israel.
At the Meeting, the shareholders will be asked to approve the sale of the Company’s holding in NetVision Ltd. to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd for an aggregate purchase price of approximately NIS 228.7 million.
Shareholders of record at the close of business on September 29, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.
Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. To be valid at the Meeting, the proxy must be properly executed and received by the Company at its office by 10:30 a.m., Israel time, on October 27, 2009. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through any member of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be obtained from the member of the Tel Aviv Stock Exchange holding the shares for the shareholder, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.
Shareholders are allowed to approach in writing, through the Company, the other shareholders of the Company in order to convince them with regard to their vote on the item on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s offices at the address above. The last date for delivery of such Position Notices to the Company is October 11, 2009.

Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.
By Order of the Board of Directors,

/s/ ARIE MIENTKAVICH ARIE MIENTKAVICH	/s/ ZVI SLOVIN ZVI SLOVIN	/s/ ARI BRONSHTEIN ARI BRONSHTEIN
Chairman of the Board	Co- Chief Executive Officer	Co- Chief Executive Officer

ELRON ELECTRONIC INDUSTRIES LTD.
3 Azrieli Center
The Triangular Tower, 42nd Floor
Tel-Aviv, Israel
PROXY STATEMENT
This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value per share (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at a Special General Meeting of Shareholders (the “Meeting”) to be held on October 29, 2009, at 10:30 a.m., Israel time, at the Company’s offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel-Aviv, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.
It is proposed that at the Meeting, the Shareholders approve the sale of the Company’s holding in NetVision Ltd. to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd. for an aggregate purchase price of approximately NIS 228.7 million. The Company is unaware at this time of any other matters that will come before the Meeting.
A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by delivering to the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least forty-eight hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.
Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of business on September 29, 2009 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about October 1, 2009 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On September 23, 2009, the Company had issued and outstanding 29,650,017 Ordinary Shares, each of which is entitled to one vote upon the matter to be presented at the Meeting. No less than two shareholders holding in the aggregate one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.
BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth, as of September 23, 2009, unless otherwise specified, the number of Ordinary Shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our Ordinary Shares.

	Number of	Percent of
	Ordinary	Ordinary
Name and Address	Shares	Shares
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,442,111	48.71%
Clal Insurance Enterprises Holdings Ltd. (2) Tel Aviv, Israel*	11,079	0.04%
All Officers and Directors as a group (3)	92,500	0.3%
* The above table does not include 207,991 shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., an entity controlled by IDBD.
(1) IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of Discount Investment Corporation Ltd. (“DIC”) and Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”). IDBH, DIC and Clal Insurance are public companies whose ordinary shares are traded on the Tel Aviv Stock Exchange.
As of September 23, 2009, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders’ agreement with respect to shares of IDBH held directly by such subsidiaries, and constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders’ agreement. The term of the shareholders’ agreement expires in May 2023.
Based on the foregoing, IDBD, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of Elron’s Ordinary Shares held by DIC. All these entities and persons disclaim beneficial ownership of the Ordinary Shares held by DIC.
Most of the foregoing holdings in IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance the purchase of shares of IDBH. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.
Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance. Zehava Dankner (the mother of Nochi Dankner and Shelly Bergman) is a director of IDBH, IDBD and DIC. Rona Dankner (a daughter of Nochi Dankner) is a director of Elron. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal Insurance and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (a son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.
DIC’s address is 3 Azrieli Center, the Triangular Tower, 44th floor, Tel Aviv 67023, Israel.
(2) Clal Insurance is majority owned by IDBD, the parent company of DIC, which in turn is our significant shareholder. As of September 23, 2009, the other major shareholder of Clal Insurance was Bank Hapoalim B.M., which held approximately 9.94% of Clal Insurance’s outstanding shares. None of the remaining shareholders of Clal Insurance held more than 5% of its outstanding shares.
Clal Insurance’s address is 48 Menachem Begin Rd., Tel Aviv 66184, Israel.
(3) Ordinary Shares underlying options that are currently exercisable or that will become exercisable within 60 days of September 23, 2009. This amount does not include any Ordinary Shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

APPROVAL OF SALE OF THE COMPANY’S HOLDING IN NETVISION LTD.
TO DISCOUNT INVESTMENT CORPORATION LTD. AND CLAL
INDUSTRIES AND INVESTMENTS LTD. FOR AN AGGREGATE PURCHASE
PRICE OF APPROXIMATELY NIS 228.7 MILLION
Following approval of the Audit Committee and the Board of Directors on August 17 and 19, 2009, respectively, on August 19, 2009, the Company entered into a definitive agreement (the “Agreement”) with Discount Investment Corporation Ltd. (“DIC”) and Clal Industries and Investments Ltd. (“CII”), according to which DIC and CII agreed to acquire from Elron in the aggregate 4,611,685 ordinary shares of NetVision Ltd. (“NetVision”), held by it (the “Shares”) at a price per share of NIS 49.6 (approximately $12.94) and for an aggregate consideration of approximately NIS 228.7 million (equal to approximately $59.7 million), such that DIC will purchase from Elron 2,588,438 ordinary shares of NetVision in consideration for approximately NIS 128.4 million (approximately $33.5 million), and CII will purchase from Elron 2,023,247 ordinary shares of NetVision in consideration for approximately NIS 100.3 million (approximately $26.2 million) (the “Transaction”). Such aggregate consideration (the “Purchase Price”) takes into account the cash dividend announced by NetVision on August 11, 2009, of which Elron received on September 9, 2009 approximately NIS 4.0 million (approximately $1.0 million). The Purchase Price may be reduced by the amount of any distribution by NetVision, if announced after the date of the Agreement, having a record date prior to the completion of the Transaction. The Shares currently constitute approximately 15% of NetVision’s outstanding ordinary shares. A copy of the Agreement attached as Exhibit A to the Company’s proxy statement for its Annual General Meeting, held on September 24, 2009, filed on August 26, 2009 (the “August Proxy Statement”), by the Company with the U.S. Securities Exchange Commission (“SEC”) under Form 6-K and with the Israeli Securities Authority, is incorporated by reference herein. A copy of the August Proxy Statement is available on the SEC’s website at www.sec.gov. and the Israeli Security Authority’s website at www.magna.isa.co.il.
Except where otherewise stated herein, all figures in U.S. Dollars stated above and below have been translated for convenience purposes at the representative rate of exchange prevailing on August 19, 2009 according to which $1.00 equaled NIS 3.832. According to the representative rate of exchange prevailing on September 29, 2009 (the last day prior to the date of this proxy statement) $1.00 equaled NIS 3.774
NetVision is a provider of communication services in Israel. NetVision’s ordinary shares are traded on the Tel-Aviv Stock Exchange (TASE: NTSN). For more information regarding NetVision, the shareholders are referred to the Company’s annual report on Form 20-F for 2008 which also includes NetVision’s financial statements for 2008. The Company’s Form 20-F is available on the SEC’s website at www.sec.gov.
DIC and CII are both majority owned subsidiaries of IDBD. DIC and CII currently hold approximately 31% and 24%, respectively, of NetVision’s outstanding ordinary shares. DIC, CII and Elron are all parties to a shareholders agreement with respect to their respective holdings in NetVision pursuant to which, among others, any proposed sale of shares of NetVision by any party thereto is subject to other parties’ right of first refusal on the terms set forth in the shareholders agreement. The shareholders agreement will automatically terminate with respect to Elron upon completion of the Transaction.

The Shares are being sold “as is” without any reliance on any representations of Elron other than customary representations pertaining to Elron’s title to the Shares and authority and power to conclude the Transaction.
Under the Agreement, the completion of the Transaction will occur within three (3) days of the fulfillment of all closing conditions. The completion of the Transaction is subject to meeting conditions precedent of obtaining, not later than by November 19, 2009, shareholder approval of each of Elron, DIC and CII and any consent to the Transaction required in connection with NetVision’s or its subsidiaries’ communication licenses (including from the Israeli Ministry of Communications). A shareholders meeting of each of DIC and CII is scheduled to take place on October 29, 2009. If one or more of these conditions precedent is not met with respect to either DIC or CII, but all such conditions precedent are met with respect to the other parties, then Elron and the other purchaser shall complete the part of the Transaction allocated to such purchaser, and in addition such purchaser shall be entitled, but not obligated, to purchase on the terms of the Agreement also all (but not less than all) of the Shares allocated to the purchaser with respect to whom such condition precedent was not met.
The Purchase Price was determined by negotiation between the parties based on a valuation by an independent appraiser, Kesselman Finance PricewaterhouseCoopers Ltd (“PWC Israel”), jointly appointed by Elron, DIC and CII. According to Kesselman’s valuation report, the value of Elron’s shareholdings in NetVision has been valued between approximately NIS 244.3 million (approximately $63.8 million) and approximately NIS 221.0 million (approximately $57.7 million), reflecting a value per NetVision share of between approximately NIS 53.0 (approximately $13.83) and approximately NIS 47.9 (approximately $12.50).
On the basis of the valuation, the parties have agreed that DIC and CII will acquire Elron’s shareholdings in NetVision at a price per share of NIS 49.60 and for an aggregate consideration of approximately NIS 228.7 million which is equal to the average value of the range under the valuation less Elron’s share of the cash dividend announced by NetVision on August 11, 2009. A brief summary of the valuation attached as Exhibit B to the August Proxy Statement is incorporated by reference herein. Elron, DIC and CII have undertaken to indemnify PWC Israel to the extent and upon the terms set forth in the engagement letter executed by the parties and PWC Israel.
The Purchase Price is also based on a fairness opinion of an independent expert, Deloitte Economic Consulting Services (1986) Ltd. (“Deloitte”), which was retained by Elron for such purpose, according to which Deloitte concluded that the Purchase Price is fair and reasonable, from a financial point of view, to Elron’s public shareholders. The fairness opinion attached as Exhibit C to the August Proxy Statement is incorporated by reference herein. Elron has undertaken to indemnify Deloitte to the extent and upon the terms set forth in the engagement letter executed by Elron and Deloitte.

The highest per share closing price of NetVision’s ordinary share in the Tel Aviv Stock Exchange in the period of twelve months ended August 19, 2009 (on which the Transaction was approved by Elron’s Board of Directors), was NIS 40.22 (approximately $10.49). On August 19, 2009, the per share closing price of NetVision’s ordinary shares in the Tel Aviv Stock Exchange was NIS 37.34 (approximately $9.74).
On September 29, 2009 (the last day prior to the date of this proxy statement), the per share closing price of NetVision’s ordinary shares in the Tel Aviv Stock Exchange was NIS 39.2 (approximately $10.39 according to the representative rate of exchange prevailing on such day).
If the Transaction is completed, Elron expects to record a gain currently estimated at up to approximately $30 million. This estimated gain is based on NetVision’s shareholders equity as of June 30, 2009 and the U.S. Dollar/New Israeli Shekel exchange rate as of the date of the Agreement (August 19, 2009), and it is subject to the effects of changes in NetVision’s shareholders equity and the U.S. Dollar/New Israeli Shekel exchange rate until the completion of the Transaction.
In reaching their conclusion that the Agreement is advisable, fair to, and in the best interests of Elron and its shareholders, the Audit Committee and Board of Directors of Elron considered that the sale of the Shares would significantly strenghthen Elron’s financial position, and that the price is fair and reasonable based on a valuation of an independent appraiser jointly appointed by the parties and is further supported by a fairness opinion of an independent expert engaged by Elron.
Messrs. Arie Mientkavich, Rona Dankner, Ami Erel, Avraham Fischer, Shay Livnat and Dori Manor did not participate in the discussion or vote at the meetings of the Audit Committee and the Board of Directors regarding this matter, due to their deemed personal interest therein.
The Agreement was originally scheduled to be considered and voted upon by the shareholders of Elron at its Annual General Meeting held on September 24, 2009. However, on September 23, 2009 NetVision announced that it is in very preliminary stages of examining possibilities of a business combination with Cellcom Israel Ltd., which may involve a corporate change relating to NetVision. Cellcom Israel Ltd., an affiliate of DIC, is a provider of cellular communications services. In its announcement, NetVision indicated that current regulation does not allow such combination, which may be effected only if relevant legislation is changed. NetVision further indicated that at this very preliminary stage of examination and given the regulatory limitations, there is no certainty such potential combination may be effected or as to its advisability, timing, structure and terms (if at all), and that any such combination will be subject, among others, to the requisite regulatory and corporate approvals. Due to NetVision’s announcement, Elron decided to postpone the consideration of and voting upon the Agreement on the agenda of the Annual General Meeting to the Meeting which will be held on October 29, 2009, and intends to approach PWC Israel (which provided a valuation of NetVision) and Deloitte (which provided an opinion as to the fairness to Elron’s public shareholders of the Purchase Price), in order to obtain their opinions regarding the effect, if any, of the abovementioned development, on NetVision’s valuation. Upon receipt of responses from PWC Israel and Deloitte, Elron will notify the shareholders thereof by issuing a press release to be filed with the SEC under a Form 6-K and making a corresponding filing with the Israeli Securities Authority.

It is proposed that at the Meeting, the following Resolution be adopted:
“RESOLVED, that the sale of the Company’s shares in NetVision Ltd. to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd. at a price per share of NIS 49.6 and for an aggregate purchase price of approximately NIS 228.7 million, as described in the Company’s Proxy Statement, dated September 30, 2009, be, and hereby is, approved.”
The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the adoption of this proposed Resolution. Since the proposed sale of Elron’s shareholdings in NetVision may be deemed to be an extraordinary transaction (as defined in the Companies Law) with another entity in which a “Controlling Person” in the Company has a personal interest, the adoption of this proposed Resolution will require that either: (i) the majority of Ordinary Shares voting at the Meeting for the adoption of this proposed Resolution includes at least one third (1/3) of the Ordinary Shares of shareholders who do not have a personal interest in the Transaction and who are present and voting in person or by proxy, at the Meeting (without taking into account abstentions); or (ii) the total number of Ordinary Shares voted against this proposed Resolution by shareholders without a personal interest in the Transaction does not exceed one percent (1%) of the aggregate voting rights in the Company.
The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.
By Order of the Board of Directors,

/s/ ARIE MIENTKAVICH ARIE MIENTKAVICH	/s/ ZVI SLOVIN ZVI SLOVIN	/s/ ARI BRONSHTEIN ARI BRONSHTEIN
Chairman of the Board	Co- Chief Executive Officer	Co- Chief Executive Officer

Tel Aviv, Israel
September 30, 2009

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	ELRON ELECTRONIC INDUSTRIES LTD.

	THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
	FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
	TO BE HELD ON OCTOBER 29, 2009

The undersigned hereby constitutes and appoints ARIE MIENTKAVICH and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the “Company”), standing in the name of the undersigned at the close of business on September 29, 2009 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on October 29, 2009, at 10:30 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

	(Continued and to be signed on the reverse side)
■	14475	■

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
ELRON ELECTRONIC INDUSTRIES LTD.
October 29, 2009
Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
ê Please detach along perforated line and mail in the envelope provided. ê

■	00030000000200000000 0	102909

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” in the Proposal listed herein.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

	FOR	AGAINST	ABSTAIN
1.
To approve the sale of the Company’s holding in NetVision Ltd. to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd. as described in the Company’s Proxy Statement dated September 30, 2009.
	☐	☐	☐

Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in the above Proposal, which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager.
An interest resulting merely from the holding of a company’s shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THE RESOLUTION.

	YES	NO
PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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